EXHIBIT 4.1

DESCRIPTION OF CAPITAL STOCK

The following description summarizes certain of the terms of the capital stock of Ribbon Communications, Inc. (the “Company”). This description does not purport to be complete and is qualified in its entirety by reference to our Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and our Amended and Restated By-Laws (the “By-laws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part. We encourage you to read our Certificate of Incorporation, By-laws and the applicable provisions of Delaware law for additional information.

Authorized Capital Stock

We are authorized to issue up to 240,000,000 shares of common stock, $0.0001 par value per share (“Common Stock”), and 10,000,000 shares of preferred stock, $0.01 par value per share.

Common Stock

Dividend Rights

Holders of our Common Stock are entitled to receive ratably any dividends that may be declared by our board of directors (the “Board”) out of legally available funds, subject to any preferential dividend rights of any outstanding preferred stock.

Voting Rights

Holders of our Common Stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares voted can elect all of the directors then standing for election.

Liquidation Rights

Upon the liquidation, dissolution or winding up of the Company, the holders of our Common Stock are entitled to receive ratably assets available for distribution to our stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

Other Rights

Other than as set forth in the First Amended and Restated Stockholders Agreement, dated as of March 3, 2020, by and among us, JPMC Heritage Parent LLC, Heritage PE (OEP) III, L.P., ECI Holding (Hungary) Kft and Swarth Investments Ltd, holders of our Common Stock have no preemptive, subscription, redemption or conversion rights.

The shares of our Common Stock are listed on the Nasdaq Global Select Market under the symbol “RBBN.”  The transfer agent and registrar for the common shares is Equiniti Trust Company, LLC.

Preferred Stock

The Board is authorized without further stockholder approval to issue from time to time up to an aggregate of 10,000,000 shares of our preferred stock in one or more series. The Board has discretion to fix the designations, preferences, relative, participating, optional or other special rights, and the qualifications, limitations or restrictions, if any, of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, term of redemption including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of any series without further vote or action by stockholders.

We currently do not have any shares of preferred stock outstanding. Should we choose to offer a specific series of preferred stock, we will describe the terms of the preferred stock in the prospectus supplement for such offering and will file a copy of the certificate establishing the terms of the preferred stock with the SEC.